Form 6-K




                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                           Report of Foreign Issuer

                  Pursuant to Rule 13 a - 16 or 15 d - 16 of

                      The Securities Exchange Act of 1934


                       Commission file number 0 - 017444


                                Akzo Nobel N.V.


                (Translation of registrant's name into English)

                76, Velperweg, 6824 BM  Arnhem, the Netherlands

                   (Address of principal executive offices)

                             The following exhibit
                           is filed with this report
                Akzo Nobel Report for the first quarter of 2004

                                  SIGNATURES



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.



                                Akzo Nobel N.V.






Name    :  F.H. Hensel                     Name    :  J.J.M. Derckx
Title   :  Senior Vice President           Title   :  Director Corporate Control
           Finance



Dated   :  April 20, 2004

REPORT FOR THE 1ST QUARTER OF 2004


KEY FIGURES

_______________________________________________________________________________

Millions of euros (EUR)               1ST QUARTER
-----------------------------------   ---------------------------------
                                      2004       2003*          ch.%
                                      -------    --------       -------

Net income excl. nonrecurring items       176         164             7
                - per share, in EUR      0.62        0.57

                         Net income       133         139            (4)
                - per share, in EUR      0.47        0.49

                              Sales
                             Pharma       821         884            (7)
                           Coatings     1,231       1,262            (2)
                          Chemicals     1,118       1,175            (5)
                              Other       (32)        (34)
                                      -------    --------
                              Total     3,138       3,287            (5)
                                      =======    ========
          Operating income** (EBIT)
                             Pharma       155         141            10
                           Coatings        82          70            17
                          Chemicals        93          97            (4)
                              Other       (38)        (34)
                                      -------    --------
                              Total       292         274             7
                                      =======    ========
            Return on sales**, in %       9.3         8.3

                  Interest coverage       9.1         7.2

                            Gearing      0.91        0.92***
                                                     1.33****

                Number of employees    64,320      64,580***
                                                   67,550****

_______________________________________________________________________________


NET INCOME** - UP 7%
- Pharma - result up in a tough quarter
- Coatings - clearly up due to strong growth and cost savings
- Chemicals - solid performance under difficult business conditions
- Chemicals divestment program on schedule
- Strong financial position
- Outlook unchanged - net income, excluding nonrecurring items and special benefits, below 2003

* 2003 figures have been adjusted for a minor regrouping of activities between Coatings and Chemicals.
**   Excluding nonrecurring items.
***  At December 31, 2003.
**** At March 31, 2003.

REPORT FOR THE 1ST QUARTER OF 2004










(R) or (TM) indicates trademarks in one or more countries.

The report for the 2nd quarter of 2004 will be published on July 19, 2004.

NOTE
The data in this report are unaudited.

The 2003 comparative figures for Coatings and Chemicals have been adjusted for a minor regrouping of activities between these two segments.

Unless indicated otherwise, discussions in this report, such as on earnings developments, exclude nonrecurring items.

Nonrecurring items relate to income and expenses resulting from normal business operations, which, because of their size or nature, are disclosed separately to give a better understanding of the underlying result for the period. These include items such as restructurings and impairment charges, and significant gains and losses on the disposal of businesses, not meeting the requirements for extraordinary items. Operating income before nonrecurring items is one of the key figures management uses to assess the performance of the Company, as these figures better reflect the underlying trends in the results of the activities.

Autonomous sales growth is defined as the change in sales attributable to changed volumes and selling prices. It excludes currency, acquisition, and divestment effects.

SAFE HARBOR STATEMENT*
This report contains statements which address such key issues as Akzo Nobel's growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline, and product approvals. Such statements, including but not limited to the "Outlook", should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to price fluctuations, currency fluctuations, developments in raw material and personnel costs, pensions, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more complete discussion of the risk factors affecting our business please refer to our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

* Pursuant to the U.S. Private Securities Litigation Reform Act 1995.

REPORT FOR THE 1ST QUARTER OF 2004




_______________________________________________________________________________

C O N D E N S E D   C O N S O L I D A T E D   S T A T E M E N T   O F   I N C O M E
Millions of euros                                           1ST QUARTER
---------------------------------------------------------   ------------------------------------
                                                            2004      2003      ch.%
                                                            -------   -------   ----------------
                                                    Sales    3,138     3,287                 (5)
                                          Operating costs   (2,846)   (3,013)
                                                            -------   -------
                                 Operating income* (EBIT)      292       274                  7
                                        Financing charges      (32)      (38)
                                                            -------   -------
                 Operating income* less financing charges      260       236
                                                    Taxes      (82)      (68)
                                                            -------   -------
         Earnings* of consolidated companies, after taxes      178       168                  6
                  Earnings from nonconsolidated companies        6         6
                       Earnings* before minority interest      184       174
                                        Minority interest       (8)      (10)
                                                            -------   -------
                  Net income excluding nonrecurring items      176       164                  7
    Nonrecurring items, after taxes and minority interest      (43)      (25)
                                                            -------   -------
                                               Net income      133       139                 (4)
                                                            =======   =======
                                   Return on sales*, in %      9.3       8.3
                                        Interest coverage      9.1       7.2

Net income excluding nonrecurring items per share, in EUR
                                                  - basic     0.62      0.57
                                                - diluted     0.61      0.57

                             Net income per share, in EUR
                                                  - basic     0.47      0.49
                                                - diluted     0.46      0.49

                                                   EBITDA      449       437                  3

                                     Capital expenditures      107       113
                                             Depreciation      144       152

_______________________________________________________________________________





* Excluding nonrecurring items.

REPORT FOR THE 1ST QUARTER OF 2004




NET INCOME* - UP 7%
Net income excluding nonrecurring items rose 7% to EUR 176 million. Earnings* per share were EUR 0.62 (2003: EUR 0.57).
Including net nonrecurring losses of EUR 43 million, first-quarter net income was EUR 133 million (2003: EUR 139 million). Net income per share was EUR 0.47 (2003: EUR 0.49).

SALES - DOWN 5%
Sales of EUR 3.1 billion were down 5% on last year. Autonomous growth was 2%, while currency translation and divestments had a negative effect of 5% and 2%, respectively. Sales developed as follows:

_______________________________________________________________________________

                                             Currency
In %           Total     Volume    Price     translation   Divestments
------------   --------  --------  --------  ------------  ------------
Pharma            (7)      (4)         1         (4)
Coatings          (2)       6          1         (4)           (5)
Chemicals         (5)       1         (1)        (5)            -

AKZO NOBEL        (5)       2          -         (5)           (2)

_______________________________________________________________________________


OPERATING INCOME - UP 7%
Operating income rose 7% to EUR 292 million. Return on sales was 9.3%, against 8.3% in the first quarter of 2003. Restructuring programs are clearly paying off at all three groups. Pharma also benefited from its product portfolio management actions. In addition, Coatings achieved strong sales growth. Chemicals held up well due to cost savings, but felt pressure on margins from increasing raw material and power prices. Earnings developed as follows:

_______________________________________________________________________________

                Operating                      Change from 1st quarter of 2003
                income for       ------------------------------------------------------------
Millions of     1st quarter of                  Operational   Currency        Lower pension
euros           2004             Total          performance   translation     charges
--------------  ---------------  -------------  ------------  --------------  ---------------
Pharma                   155             14            27            (16)                3
Coatings                  82             12            15             (6)                3
Chemicals                 93             (4)           (4)            (3)                3
Other**                  (38)            (4)           (7)             -                 3
                ---------------  -------------  ------------  --------------  ---------------
AKZO NOBEL               292             18            31            (25)               12

_______________________________________________________________________________


Currency translation effects were mainly caused by the weaker U.S. dollar and various Asian currencies.

*  Excluding nonrecurring items.
** "Other" mainly comprises pension costs related to former employees of divested operations and results of the (intermediate) holding companies and the captive insurance companies.

REPORT FOR THE 1ST QUARTER OF 2004




Financing charges decreased substantially, as a result of reduced net borrowings and lower foreign currency exchange rates. Interest coverage in the first quarter improved to 9.1 (2003: 7.2).

The income tax charge increased to 31.5% (2003: 29%), reflecting changes in the geographic distribution of the Company's results.

NONRECURRING ITEMS
In the first quarter, the Company registered nonrecurring losses of EUR 61 million, which is EUR 43 million after taxes. These losses mainly concern impairment and restructuring costs of the Organon production site in West Orange, New Jersey, and the settlement in the Remeron(R) court case with generic drug manufacturers. The cases with the direct and indirect purchasers and the State Attorneys General are still ongoing.

WORKFORCE - DOWN 650 FROM RESTRUCTURINGS
At the end of the first quarter of 2004, the Company had 64,320 employees, compared with 64,580 at year-end 2003 and 67,550 at March 31, 2003. Cost saving measures at all three groups caused a decrease of 650 in the first quarter of 2004, while growth of certain businesses and seasonal influences expanded the workforce by 390. Developments were as follows:

_______________________________________________________________________________

                March 31,                            Other    December 31,
                     2004   Restructurings         changes            2003
----------   ------------   --------------   -------------   -------------
    Pharma         20,480            (320)            120           20,680
  Coatings         28,570            (180)            410           28,340
 Chemicals         14,130            (140)           (140)          14,410
     Other          1,140             (10)          1,150
             ------------   --------------   -------------   -------------
AKZO NOBEL         64,320            (650)            390           64,580

_______________________________________________________________________________


OUTLOOK UNCHANGED - NET INCOME, EXCLUDING NONRECURRING ITEMS AND SPECIAL BENEFITS, BELOW 2003
We confirm our earlier expressed expectation that full-year net income, excluding nonrecurring items, will be below 2003. This outlook is based on our present portfolio of activities and on 2003 earnings excluding the special benefit from the asenapine cooperation of EUR 70 million, after taxes.

REPORT FOR THE 1ST QUARTER OF 2004




PHARMA - RESULT UP IN A TOUGH QUARTER

_______________________________________________________________________________

Millions of euros            1ST QUARTER
--------------------------   ------------------------------------
                             2004      2003      ch.%
                             -------   -------   ----------------
                     Sales
                   Organon      507       564
                  Intervet      257       253
                  Diosynth      102       105
    Intragroup sales/other      (45)      (38)
                             -------   -------
                     Total      821       884                 (7)

  Operating income* (EBIT)      155       141                 10
    Return on sales*, in %     18.9      16.0

S&D expenses as % of sales     32.2      32.5
R&D expenses as % of sales     16.2      16.3

                    EBITDA      200       184                  9

      Capital expenditures       41        51

          Invested capital    2,633     2,506**

       Number of employees   20,480    20,680**

_______________________________________________________________________________

*  Excluding nonrecurring items.
** At December 31.

-  Sales clearly down - due to currencies and lower volumes
- Cost savings and product portfolio actions more than offset impact of lower sales
-  Organon - facing tough times
     Remeron(R) - rapid decline in U.S.
     early entrance fee received for Remeron(R) in Germany changed reimbursement policies affecting infertility products
     Arixtra(R) - transfer to Sanofi-Synthelabo for revenue agreement Avinza(R) co-promotion - gathering momentum closure of U.S. production site announced
-   Intervet - autonomous growth of 5%
-   Diosynth - suffering from overcapacity; restructurings announced

REPORT FOR THE 1ST QUARTER OF 2004



Pharma is facing tough times. Sales in the first quarter decreased 7% to EUR
0.8 billion, due to weaker key currencies, generic competition in the United States for Remeron(R), and lower sales for infertility and HT products.

Operating income rose 10% to EUR 155 million. Return on sales was 18.9% (2003:
16.0%). Cost savings at Organon are clearly paying off. This unit received more than EUR 30 million from product portfolio management, comprising the receipt of the payment for the Arixtra(R) transfer and the early entrance fee for a marketing license for Remeron(R) in Germany. These actions more than offset the negative impact from lower Organon sales and the earnings decline at Diosynth. At the same time, Pharma's R&D expenditures were kept at well over 16% of sales.

The main products in human healthcare developed as follows:

_______________________________________________________________________________

Millions of euros                                  SALES
-------------------------------------------------  -----------------------------
                                                        AUTONOMOUS GROWTH, %
                                       1ST QUARTER  ----------------------------
                                              2004    on Q-1 2003    on Q-4 2003
                                       -----------  -------------  -------------
                   Remeron(R) in U.S.           14           (79)           (56)
          Remeron(R) in rest of world           87            24              -
                       Contraceptives          126            11             (7)
              Puregon(R)/Follistim(R)           66           (19)           (23)
                            Livial(R)           39           (14)           (16)

_______________________________________________________________________________

The antidepressant Remeron(R) encounters severe generic competition in the United States, which now also affects Remeron(R) SolTab(R). In the rest of the world, Remeron's autonomous sales growth was 24% compared to the first quarter of 2003, and flat compared to the fourth quarter. NuvaRing(R) (contraceptive ring) turned in first quarter 2004 sales of EUR 15 million (Q-1 2003: EUR 5 million; Q-4 2003: EUR 14 million). Sales of Puregon(R)/Follistim(R) were down, mainly due to changed reimbursement policies in several countries and a production interruption in the United States. In March 2004, approval from the FDA was received for Follistim(R)-AQ(TM) cartridge in the United States. In the meantime, this product has been launched. Livial(R) sales were impacted by the ongoing discussions around the results of studies on hormone therapies. The co-promotion with Ligand for their Avinza(R)-a once-daily opioid for chronic, moderate to severe pain-is showing robust growth. In April 2004, the closure of Organon's production site in West Orange, New Jersey, was announced, which involves 165 jobs.

The animal healthcare activities Intervet achieved a healthy 5% autonomous growth and turned in a satisfactory performance.

Diosynth is severely suffering from overcapacity in its industry and lower captive demand. To address this situation restructurings have been announced earlier in Scotland, Mexico, and the Netherlands, affecting 350 jobs.

REPORT FOR THE 1ST QUARTER OF 2004




COATINGS - CLEARLY UP DUE TO STRONG GROWTH AND COST SAVINGS

_______________________________________________________________________________

Millions of euros              1ST QUARTER
----------------------------   ----------------------------------------
                               2004        20031             ch.%
                               ---------   ---------   ----------------
                       Sales
         Decorative Coatings       428          418
       Industrial activities       373          362
      Car Refinishes/Nobilas       221          218
Marine & Protective Coatings       219          204
      Intragroup sales/other       (10)          (5)
                               ---------   ---------
  Total continued operations     1,231        1,197                 3
          Impregnated Papers                     65
                               ---------   ---------
                       Total     1,231        1,262                (2)

   Operating income** (EBIT)        82           70                17
     Return on sales**, in %       6.7          5.5

                      EBITDA       116          109                 6

        Capital expenditures        21           22

            Invested capital     2,260        2,043***

         Number of employees    28,570       28,340***

_______________________________________________________________________________

* 2003 figures have been adjusted for a minor regrouping of activities between Coatings and Chemicals.
**  Excluding nonrecurring items.
*** At December 31.

-  Autonomous growth 7% - mainly Asia Pacific and U.S.
-  Negative currency effect - 4%
-  Restructurings paying off - operating income up 17%
-  Decorative Coatings - improved performance; Europe still under pressure
-  Marine & Protective Coatings - star performer
-  Industrial activities - solid growth
-  Car Refinishes - pressure on margins

REPORT FOR THE 1ST QUARTER OF 2004




Coatings sales were down 2% to EUR 1.2 billion. Autonomous sales growth was 7%, primarily attributable to increased volumes as a result of our strong positions in Asia Pacific and the United States. The negative currency impact was 4%, while divestments, mainly Impregnated Papers, resulted in a 5% decrease.

Operating income jumped 17% to EUR 82 million. Return on sales was 6.7% (2003:
5.5%). Coatings is clearly reaping the benefits from the restructuring programs and growth of its activities. Raw material prices show an upward tendency.

The performance of Decorative Coatings improved, although business conditions in Europe remain weak. Marine & Protective Coatings again turned in an excellent performance, while the industrial activities continued their growth pattern. Car Refinishes suffers from pressure on margins.

The restructuring programs are progressing well, resulting in a workforce reduction of 180 in the first quarter of 2004. In growth areas, such as Eastern Europe and Asia, and due to seasonal influences the workforce increased by 410.

Capital expenditures were reduced slightly to EUR 21 million, which is 69% of depreciation.

In March 2004, Akzo Nobel opened its new non-stick coatings facility in Sao Paulo, Brazil. As well as supplying non-stick coatings for the Brazilian cookware industry, the factory also produces coatings for a range of specialized industrial applications, such as automotive pistons and copier rolls.

Early in April 2004, the Company divested its industrial polyurethane (PUR) adhesives and system business to the Sika Group. This unit's 2003 sales amounted to EUR 17 million.

REPORT FOR THE 1ST QUARTER OF 2004




CHEMICALS - SOLID PERFORMANCE UNDER DIFFICULT BUSINESS CONDITIONS

_______________________________________________________________________________

Millions of euros          1ST QUARTER
------------------------   ----------------------------------------
                           2004        2003*       ch.%
                           ---------   ---------   ----------------
                   Sales
  Pulp & Paper Chemicals        237         276
       Surface Chemistry        216         224
    Functional Chemicals        200         208
          Base Chemicals        135         134
       Polymer Chemicals        120         130
               Catalysts         91          91
                  Resins         73          73
                    Salt         73          77
                  Energy         43          43
  Intragroup sales/other        (70)        (81)
                           ---------   ---------
                   Total      1,118       1,175                (5)

Operating income**(EBIT)         93          97                (4)
 Return on sales**, in %        8.3         8.3

                  EBITDA        168         176                (5)

    Capital expenditures         44          36

        Invested capital      2,629       2,604***

     Number of employees     14,130      14,410***

_______________________________________________________________________________

* 2003 figures have been adjusted for a minor regrouping of activities between Coatings and Chemicals.
**  Excluding nonrecurring items.
*** At December 31.

-  Sales volumes and prices - almost flat
-  Negative currency effect of 5%
-  Raw material and power prices - increasing
-  Cost saving programs paying off - almost offsetting pressure on margins
- Surface Chemistry, Functional Chemicals, and Catalysts - benefiting from stronger volumes
-  Pulp & Paper Chemicals - volumes under pressure
-  Divestment programs - on schedule

REPORT FOR THE 1ST QUARTER OF 2004



Chemicals' first-quarter sales of EUR 1.1 billion were 5% below last year, entirely attributable to weaker currencies. Autonomous growth was flat, a satisfactory performance in difficult economic conditions. In general, the business climate in the United States is picking up again, while conditions in Europe remained weak.

Operating income was down 4% to EUR 93 million, while return on sales was unchanged at 8.3%. Contributions from actively pursued cost saving programs did not offset the negative effects of weaker key currencies and higher raw material and power prices.

Surface Chemistry, Functional Chemicals, and Catalysts benefited from increased sales volumes, while Pulp & Paper Chemicals was under pressure from reduced demand. Base Chemicals is affected by weak caustic prices and felt the temporary impact from stops at one of its own sites and at a major customer's site.

The restructuring programs are progressing well, resulting in a workforce reduction in the first quarter of 140.

The divestment processes for Catalysts, Phosphorus Chemicals, and Coating Resins are on schedule.

Capital expenditures were slightly higher at EUR 44 million, which is 63% of depreciation.

In March 2004, Surface Chemistry opened its new facility for the production of surfactants on Jurong Island, Singapore. The plant will support growing demand for Surface Chemistry's product line of quaternary ammonium compounds and specialty surfactants.

REPORT FOR THE 1ST QUARTER OF 2004


_______________________________________________________________________________

C O N D E N S E D   C O N S O L I D A T E D   S T A T E M E N T   O F   C A S H   F L O W S
Millions of euros                                 1ST QUARTER
-----------------------------------------------   ---------------------------------------
                                                  2004                 2003
                                                  ------------------   ------------------

        Total earnings before minority interest       141                  158
                  Depreciation and amortization       157                  163
                                                  --------             --------
                                      Cash flow       298                  321

                     Changes in working capital      (214)                (138)
                                    Impairments        24
Changes in provisions, deferred tax assets, and
                  accrued prepaid pension costs      (124)                  23
                                  Other changes         9                   (2)
                                                  --------             --------
     Net cash (used for)/provided by operations                  (7)                 204

                           Capital expenditures      (107)                (113)
                                   Acquisitions       (16)                 (84)
                      Proceeds from divestments                             20
                                  Other changes         5                   18
                                                  --------             --------

         Net cash used for investing activities                (118)                (159)
                                 Dividends paid                  (2)                  (4)
                                                            --------             --------
                                  Funds balance                (127)                  41
         Net cash used for financing activities                (100)                (173)
    Effect of exchange rate changes on cash and
                               cash equivalents                   8                   (8)
                                                            --------             --------
            Change in cash and cash equivalents                (219)                (140)
                                                            ========             ========

_______________________________________________________________________________

REPORT FOR THE 1ST QUARTER OF 2004




Operational cash flow lower due to growth of working capital
The first-quarter funds balance was EUR 127 million negative (2003: EUR 41 million positive).

Cash flow from operations in 2004 was slightly negative, compared with an inflow of EUR 204 million in 2003. The seasonal increase of working capital exceeded last year's figure due to higher sales in March. In addition, payments from provisions rose, including an additional payment of EUR 50 million to the pension fund in the Netherlands.

Capital expenditures were reduced to EUR 107 million (2003: EUR 113 million), which is 74% of depreciation.

Net cash used by financing activities predominantly concerned the redemption of short-term borrowings.

REPORT FOR THE 1ST QUARTER OF 2004




_______________________________________________________________________________

C O N D E N S E D   C O N S O L I D A T E D   B A L A N C E   S H E E T
Millions of euros                                 MARCH 31, 2004     December 31, 2003
------------------------------------------------  ----------------   -----------------
                              Intangible assets*              598                 590
                   Property, plant and equipment            3,889               3,967
                             Deferred tax assets              419                 429
Deferred tax asset for minimum pension liability              371                 361
               Other financial noncurrent assets            1,130               1,076

                                     Inventories            2,181               2,133
                                     Receivables            2,990               2,671
                       Cash and cash equivalents              508                 727
                                                  ----------------   -----------------
                                           Total           12,086              11,954
                                                  ================   =================
                            Capital and reserves            3,549               3,326
                       Minimum pension liability             (853)               (824)
                                                  ----------------   -----------------
            Akzo Nobel N.V. shareholders' equity            2,696               2,502
                               Minority interest              145                 140
                                                  ----------------   -----------------
                                          Equity            2,841               2,642

                                      Provisions            2,446               2,581
         Provision for minimum pension liability            1,382               1,342
                            Long-term borrowings            2,741               2,717
                           Short-term borrowings              356                 441
                             Current liabilities            2,320               2,231
                                                  ----------------   -----------------
                                           Total           12,086              11,954
                                                  ================   =================
                                         Gearing             0.91                0.92

          Shareholders' equity per share, in EUR             9.44                8.76
       Number of shares outstanding, in millions            285.7               285.7

_______________________________________________________________________________



* Intangible assets include capitalized prior service costs related to the minimum pension liability of EUR 166 million at March 31, 2004 and of EUR 165 million at December 31, 2003.

REPORT FOR THE 1ST QUARTER OF 2004


_______________________________________________________________________________

C H A N G E S   I N   E Q U I T Y
                              Capital     Minimum     Share-
                              and         pension     holders'    Minority
Millions of euros             reserves    liability   equity      interest    Equity
----------------------------  ----------  ----------  ----------  ----------  ----------
Balance at December 31, 2003       3,326       (824)       2,502        140       2,642
                      Income         133                     133          8         141
                   Dividends                                             (2)         (2)
   Changes in exchange rates          90        (29)          61          4          65
Changes in minority interest
             in subsidiaries                                             (5)         (5)
                              ----------  ----------  ----------  ----------  ----------
   Balance at March 31, 2004       3,549       (853)       2,696        145       2,841
                              ==========  ==========  ==========  ==========  ==========

_______________________________________________________________________________


STRONG FINANCIAL POSITION
Invested capital at March 31, 2004, amounted to EUR 8.3 billion, EUR 0.2 billion higher than at December 31, 2003, mainly due to the seasonal increase of working capital and currency translation effects.

Equity increased EUR 0.2 billion, mainly as a result of first-quarter income and currency translation effects, while net interest-bearing borrowings also increased by EUR 0.2 billion. Gearing improved slightly to 0.91 (December 31, 2003: 0.92; March 31, 2003: 1.33).


Arnhem, April 20, 2004                   The Board of Management

REPORT FOR THE 1ST QUARTER OF 2004











































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ADDITIONAL INFORMATION                               Akzo Nobel N.V.
----------------------                               Velperweg 76
The explanatory sheets used by the CFO during the    P.O. Box 9300
press conference can be viewed on Akzo Nobel's       6800 SB Arnhem
Internet site at:                                    The Netherlands
www.akzonobel.com/news/presentations.asp             Tel.    + 31 26 366 4433
                                                     Fax     + 31 26 366 3250
                                                     E-mail  ACC@akzonobel.com
                                                     Internet  www.akzonobel.com
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